Mail Stop 3561

August 25, 2006

Mr. Gil Hochboim
Chief Financial Officer
G. Willi-Food International Ltd.
3 Nahal Snir Street
Northern Industrial Zone
Yavne, 81224, Israel

> **Re: G. Willi-Food International Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 31, 2006**
> **File No. 0-29256**

Dear Mr. Hochboim:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 3. Key Information, page 2

A. Selected Financial Data, page 2

1.   Please disclose dividends declared per share in Selected Financial Data. Refer to
         Item 3.A.2 of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 25

Recently Issued Accounting Pronouncements, page 26

2.   We note your disclosure that you applied the "prospective recognition method" in
         adopting SFAS 123R. As SFAS 123R allows for only modified prospective
         application for public companies at the required effective date, please clarify your
         disclosure regarding the method you applied on January 1, 2006.

A. Results of Operations, page 28

Year Ended December 31, 2005 Compared With Year Ended December 31, 2004, page
28

3.   We note that financial income increased, in part, due to income from future
         transactions of NIS 184 thousand. Please explain to us the nature of this item.

Item 15. Controls and Procedures, page 65

4.   You state that your "controls and procedures were designed to ensure that
         information required to be disclosed in the reports that [you] file under the
         Securities Exchange Act of 1934, as amended, is recorded, processed,
         summarized and reported within the time periods specified in the rules and forms
         of the SEC" and that your certifying officers concluded that your disclosure
         controls and procedures were effective in "timely alerting them to information
         required to be disclosed in [your] periodic reports to the SEC." In future filings,
         please revise your disclosure to include the full definition of disclosure controls
         and procedures as outlined in Exchange Act Rule 13a-15(e). In this regard, please
         revise to state, if true, whether your controls and procedures are also designed to
         "ensure that information required to be disclosed by [you] in the reports that [you]
         file or submit under the Act is accumulated and communicated to [your]
         management, including [your] principal executive and principal financial officers,
         or persons performing similar functions, as appropriate to allow timely decisions
         regarding required disclosure" and whether your disclosure controls and
         procedures were effective to meet these objectives. Additionally, please confirm

to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.

Note 2. Significant Accounting Policies, page F-8

5.   Please disclose your policy for classifying shipping and handling costs in the statement of operations. If shipping and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. Please also disclose the line item in which you include amounts paid to you by customers for shipping and handling. See EITF 00-10.

I. Allowance for Doubtful Accounts, page F-10

6.   In accordance with Rule 5-02.4 of Regulation S-X, please disclose the amount of your allowance for doubtful accounts separately on the balance sheet or in a footnote. Furthermore, please provide Schedule II – Valuation and Qualifying Accounts. This Schedule should include the activity in your allowance for doubtful accounts and your returns reserve. Alternatively, you may provide the required rollforwards in the notes to the financial statements or MD&A. Refer to Item 17(a) of Form 20-F and Rules 5-04(c) and 12-09 of Regulation S-X.

O. Stock-based Compensation, page F-11

7.   We note that your employees hold stock options to purchase 63,000 shares of the Parent Company. Further, we note per your disclosure on page F-19 that there were 50,000 stock options outstanding and exercisable at December 31, 2003, which expired, in part, and were exercised, in part, during fiscal 2004. With respect to both of these stock-based compensation plans, please provide the disclosures required by paragraphs 46 through 48 of SFAS 123, as applicable.

8.   As required by paragraph 45(c) of SFAS 123, as amended by paragraph 2(e) of SFAS 148, please present pro forma net income and pro forma basic and diluted earnings per share for all periods for which an income statement is presented.

9.   We note that you declared a cash dividend in November 2005. In this regard, please explain to us why you assumed a 0.0% dividend yield in your option pricing model.

P. Earnings per Share, page F-12

10.   With respect to the years in which you had stock options outstanding, please explain to us why diluted earnings per share equaled basic earnings per share. If stock options were not included in the computation of diluted earnings per share

because to do so would have been antidilutive for the periods presented, please disclose as such in accordance with paragraph 40(c) of SFAS 128.

Note 7. Accrued Severance Pay, Net, page F-15

11.   With reference to paragraph 2 of SFAS 146, please tell us whether your severance obligations are within the scope of that Standard. If so, please provide the disclosures required by paragraph 20 of SFAS 146.

Form 6-K for the Month of August 2006

12.   During the first half of 2006, we note you recorded an NIS 17.8 million gain, which was classified on the statement of operations within "Other Income," due to the public listing of the shares of Gold Frost Ltd. In accordance with Question 6 of SAB Topic 5:H, please classify such gain as a separate line item on the statement of operations in future filings. Additionally, ensure MD&A and the footnotes include all disclosures required by the SAB guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence, Donna DiSilvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

                                        Sincerely,

                                        Michael Moran
                                        Branch Chief